Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-283969 (To Prospectus dated February 26, 2025 and Product Supplement EQUITY STR-1 dated February 28, 2025)

385,800 Units $10 principal amount per unit CUSIP No. 89116V352	Pricing Date Settlement Date Maturity Date	May 7, 2026 May 14, 2026 May 21, 2027

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs
■      Automatically callable if the Observation Level of the Basket on any Observation Date, occurring approximately six, nine and twelve months after the pricing date, is at or above the Starting Value
■      In the event of an automatic call, the amount payable per unit will be:
■  $10.934 if called on the first Observation Date
■  $11.401 if called on the second Observation Date
■  $11.868 if called on the final Observation Date
■        The Basket is comprised of the State Street® SPDR® S&P® Bank ETF, the VanEck® Semiconductor ETF and the State Street® Consumer Discretionary Select Sector SPDR® ETF, each of which were given an approximately equal weight
■         If not called on either of the first two Observation Dates, a maturity of approximately one year
■         If not called, 1-to-1 downside exposure to decreases in the Basket with up to 100.00% of your principal amount at risk
■         All payments are subject to the credit risk of The Toronto-Dominion Bank
■         No periodic interest payments
■         In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
■         Limited secondary market liquidity, with no exchange listing
■       The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Toronto-Dominion Bank (“TD”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-7 of this term sheet, “Additional Risk Factors” beginning on page TS-9 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY STR-1 and page 1 of the prospectus.
The initial estimated value of the notes at the time the terms of the notes were set on the pricing date was $9.699 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-22 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this document, product supplement EQUITY STR-1 or the prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$3,858,000.00
Underwriting discount	$ 0.125	$48,225.00
Proceeds, before expenses, to TD	$ 9.875	$3,809,775.00

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
May 7, 2026

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Summary
The Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC, the FDIC or any other governmental agency, and are not, either directly or indirectly, an obligation of any third party. The notes are not bail-inable debt securities (as defined in the prospectus) under the CDIC Act. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of TD. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the basket of three ETFs described below (the “Basket”), on any Observation Date is equal to or greater than the Call Level. If the notes are not called, at maturity, if the Ending Value is less than the Threshold Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.
The Basket is comprised of the State Street® SPDR® S&P® Bank ETF, the VanEck® Semiconductor ETF and the State Street® Consumer Discretionary Select Sector SPDR® ETF (collectively, the “Basket Components”). Each Basket Component was given an approximately equal weight.
The economic terms of the notes (including the Call Premiums and Call Amounts) are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing) and several factors, including selling concessions, discounts, commissions or fees expected to be paid in connection with the offering of the notes, the estimated profit that we expect to earn in connection with structuring the notes, estimated costs which we may incur in connection with the notes and the economic terms of certain related hedging arrangements as discussed further below and under “Structuring the Notes” on page TS-22.
On the cover page of this term sheet, we have provided the initial estimated value for the notes. The initial estimated value of your notes on the pricing date is less than their public offering price. The initial estimated value was determined by reference to our internal pricing models, which take into account a number of variables, typically including expected volatility of the Market Measure, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the notes and our internal funding rate which take into account a number of variables and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to have increased the initial estimated value of the notes and to have had an adverse effect on the economic terms of the notes. For more information about the initial estimated value and the structuring of the notes, see the related discussion under “Risk Factors” and “Structuring the Notes” herein.

Terms of the Notes
Issuer:	The Toronto-Dominion Bank (“TD”)
Principal Amount:	$10.00 per unit
Term:	Approximately one year, if not called on either of the first two Observation Dates
Market Measure:
An approximately equally weighted basket comprised of three ETFs which are the State Street® SPDR® S&P® Regional Banking ETF (the “KRE”, Bloomberg symbol: “KRE”), the VanEck® Semiconductor ETF (the “SMH”, Bloomberg symbol: “SMH”) and the State Street® Consumer Discretionary Select Sector SPDR® ETF (the “XLY”, Bloomberg symbol: “XLY”)

Starting Value:	100.00
Observation Level:	The value of the Market Measure on the applicable Observation Date
Ending Value:	The Observation Level of the Market Measure on the final Observation Date
Observation Dates:
November 20, 2026, February 19, 2027 and May 14, 2027 (the final Observation Date), approximately six, nine and twelve months after the pricing date.
The Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-28 of product supplement EQUITY STR-1.

Call Level:	100.00 (100.00% of the Starting Value)
Call Amounts (per Unit) and Call Premiums:
$10.934, representing a Call Premium of 9.34% of the principal amount, if called on the first Observation Date; $11.401, representing a Call Premium of 14.01% of the principal amount, if called on the second Observation Date; and $11.868, representing a Call Premium of 18.68% of the principal amount, if called on the final Observation Date.

Call Settlement Dates:
Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-25 of product supplement EQUITY STR-1; provided however that the Call Settlement Date related to the final Observation Date will be the maturity date.

Payment Determination
Automatic Call Provision:

Redemption Amount Determination:
If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Autocallable Strategic Accelerated Redemption Securities®	TS-2

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Price Multiplier:	1 for each Basket Component, subject to adjustment for certain events relating to that Basket Component, as described on page PS-31 of product supplement EQUITY STR-1.
Threshold Value:	100.00 (100.00% of the Starting Value)
Fees and Charges:	The underwriting discount of $0.125 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-22
Calculation Agents:	BofA Securities, Inc. (“BofAS”) and TD, acting jointly.

Autocallable Strategic Accelerated Redemption Securities®	TS-3

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The terms and risks of the notes are contained in this term sheet and in the following:
■	Product supplement EQUITY STR-1 dated February 28, 2025: http://www.sec.gov/Archives/edgar/data/947263/000114036125006504/ef20044295_424b3.htm
■	Prospectus dated February 26, 2025: http://www.sec.gov/Archives/edgar/data/947263/000119312525036639/d931193d424b5.htm
These documents, including this term sheet (together, the “Note Prospectus”), have been filed as part of a registration statement with the SEC and may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322.
You should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY STR-1. In the event of any conflict the following hierarchy will govern: first, this term sheet; second, product supplement EQUITY STR-1; and last, the prospectus.
Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to TD.

Investor Considerations
You may wish to consider an investment in the notes if:
■
You anticipate that the Observation Level of the Market Measure on any of the Observation Dates will be equal to or greater than the Starting Value and, if the notes are automatically called prior to the final Observation Date, you accept an early exit from your investment.

■
You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the value of the Market Measure is greater than the applicable Call Premium.

■	You are willing to risk a loss of principal and return if the notes are not automatically called and the Basket decreases from the Starting Value to the Ending Value.
■	You are willing to forgo interest payments that are paid on conventional interest bearing debt securities.
■	You are willing to forgo dividends and other distributions on, and other benefits of owning the Basket Components or the securities held by the Basket Components.
■
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

■	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount.
The notes may not be an appropriate investment for you if:
■	You wish to make an investment that cannot be automatically called.
■	You believe that the value of the Basket will decrease from the Starting Value to the Ending Value.
■	You anticipate that the Observation Level will be less than the Call Level on each Observation Date.
■	You seek an uncapped return on your investment.
■	You seek principal repayment or preservation of capital.
■	You seek interest payments or other current income on your investment.
■	You want to receive the benefits of owning the Basket Components or the securities held by the Basket Components.
■	You seek an investment for which there will be a liquid secondary market.
■	You are unwilling or are unable to take market risk on the notes or to accept the credit risk of TD as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-4

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Examples of Hypothetical Payments
The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Levels, and term of your investment.
The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:
(1)	the Starting Value of 100.00;
(2)	the Threshold Value of 100.00;
(3)	the Call Level of 100.00;
(4)	an expected term of the notes of approximately one year, if the notes are not called on either of the first two Observation Dates;
(5)
a Call Premium of 9.34% of the principal amount if the notes are called on the first Observation Date, 14.01% if called on the second Observation Date and 18.68% if called on the final Observation Date; and

(6)	Observation Dates occurring approximately six, nine and twelve months after the pricing date.
For recent hypothetical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Components, see “The Basket Components” section below. In addition, all payments on the notes are subject to issuer credit risk. If TD, as issuer, becomes unable to meet its obligations as they become due, you could lose some or all of your investment.
Notes Are Called on an Observation Date
The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level on one of the Observation Dates is equal to or greater than the Call Level.
Example 1 - The Observation Level on the first Observation Date is 150.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.934 = $10.934 per unit.
Example 2 - The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.401 = $11.401 per unit.
Example 3 - The Observation Levels on the first two Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 125.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.868 = $11.868 per unit.

Notes Are Not Called on Any Observation Date
Example 4 - The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 85.00, the Redemption Amount per unit will be:

Autocallable Strategic Accelerated Redemption Securities®	TS-5

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	150.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	90.00	78.00
Observation Level on the Final Observation Date	N/A	N/A	125.00	85.00
Return on the Basket	50.00%	5.00%	25.00%	-15.00%
Return on the Notes	9.34%	14.01%	18.68%	-15.00%
Call Amount / Redemption Amount per Unit	$10.934	$11.401	$11.868	$8.50

Autocallable Strategic Accelerated Redemption Securities®	TS-6

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY STR-1 and page 1  of the prospectus. We also urge you to consult your investment, legal, tax, accounting, and other advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.
Structure-Related Risks
■	If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
■
Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Components or the securities held by the Basket Components.

Market Measure-Related Risks
■	Changes in the price of one or more of the Basket Components may be offset by changes in the price of one or more of the other Basket Components.
■
The sponsor and investment advisor of a Basket Component may adjust the relevant Basket Component in a way that may adversely affect its price and your interests, and these entities have no obligation to consider your interests.

■
You will have no rights of a holder of the Basket Components or the securities held by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by their issuers, any shares of the Basket Components or the securities held by the Basket Components.

■
While we, MLPF&S, BofAS, or our or their respective affiliates may from time to time own shares of the Basket Components or the securities held by the Basket Components, none of us, MLPF&S, BofAS, or our or their respective affiliates control any Basket Component, and have not verified any disclosure made with respect to any Basket Component.

■	There are liquidity and management risks associated with the Basket Components.
■
The performance of a Basket Component may not correlate with the performance of its underlying index as well as the net asset value per share of such Basket Component, especially during periods of market volatility when the liquidity and the market price of the shares of such Basket Component and/or the securities held by such Basket Component may be adversely affected, sometimes materially.

■
Payments on the notes will not be adjusted for all corporate events that could affect the Basket Components. See “Description of the Notes— Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-31 of product supplement EQUITY STR-1.

Valuation and Market-Related Risks
■
The initial estimated value of your notes on the pricing date is less than their public offering price. The difference between the public offering price of your notes and the initial estimated value of the notes reflects costs and expected profits associated with selling and structuring the notes, as well as hedging our obligations under the notes (including, but not limited to, the hedging related charge, as further described under “Structuring the Notes” on page TS-22). Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss and the amount of any such profit or loss will not be known until the maturity date.

■
The initial estimated value of your notes is based on our internal funding rate. The internal funding rate used in the determination of the initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions (including, but not limited to, the hedging related charge, as further described under “Structuring the Notes” on page TS-22), taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the notes is expected to have increased the initial estimated value of the notes and have had an adverse effect on the economic terms of the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-7

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
■
The initial estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions, including BofAS and MLPF&S. The initial estimated value of your notes when the terms of the notes were set on the pricing date is based on our internal pricing models, which take into account a number of variables, typically including the expected volatility of the Market Measure, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the notes and our internal funding rate, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions’ pricing models, including those of BofAS and MLPF&S, and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in any secondary market. As a result, the secondary market price of your notes, if any, may be materially less than the initial estimated value of the notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change and any assumptions may prove to be incorrect.

■
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you. The initial estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS, or our or their respective affiliates or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the initial estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the notes, as well as hedging our obligations under the notes, secondary market prices of your notes will likely be less than the public offering price of your notes. As a result, the price at which MLPF&S, BofAS, or our or their respective affiliates or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be less than the price you paid for your notes, and any sale prior to maturity could result in a substantial loss to you.

■
A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or our or their respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-Related Risks
■
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our and their respective affiliates (including trades in the Basket Components or the securities held by the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our or their respective affiliates engage in for our clients’ accounts, may affect the market value of, and return on, the notes and may create conflicts of interest with you.

■
There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS, as the determinations made by the calculation agents may be discretionary and could adversely affect any payment on the notes.

General Credit-Related Risks
■
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become unable to meet our financial obligations as they become due, you may lose some or all of your investment.

Tax-Related Risks
■
The U.S. federal income tax consequences of the notes are uncertain and, because of this uncertainty, there is a risk that the U.S. federal income tax consequences of the notes could differ materially and adversely from the treatment described below in “Supplemental Discussion of U.S. Federal Income Tax Consequences”, as described further in product supplement EQUITY STR-1 under “Material U.S. Federal Income Tax Consequences — Alternative Treatments”. You should consult your tax advisor as to the tax consequences of an investment in the notes and the potential alternative treatments.

■
For a discussion of the Canadian federal income tax consequences of investing in the notes, please see the discussion herein under “Supplemental Discussion of Canadian Tax Consequences”. If you are not a Non-resident Holder (as that term is defined below under “Supplemental Discussion of Canadian Tax Consequences”) for Canadian federal income tax purposes or if you acquire the notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-8

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Additional Risk Factors
Additional Market Measure-Related Risks
All of the securities held by each respective Basket Component are concentrated in one sector.
All of the securities held by each Basket Component are issued by companies in the sector represented by such Basket Component. As a result, the securities that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by any Basket Component, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in these sectors. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to securities of a more broadly diversified group of issuers.
The performance of companies in the sectors represented by each Basket Component will be affected by various factors that interact in complex and unpredictable ways, including macroeconomic conditions, geopolitical events, interest rates, industry competition, governmental actions and supply and demand for the products and services offered by such companies. Adverse developments in the sector represented by any Basket Component may have a significant adverse effect on the value of such Basket Component and the value of the notes.
The notes are subject to foreign currency exchange rate risk.
SMH holds securities traded outside of the United States. SMH’s share price will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the securities held by SMH are traded. Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by SMH are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the net asset value of SMH will be adversely affected and the price of SMH may decrease.
The notes are subject to risks associated with foreign securities markets.
SMH includes certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising SMH may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Autocallable Strategic Accelerated Redemption Securities®	TS-9

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The Basket
The Basket is designed to allow investors to participate in the percentage changes in the prices of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.
For more information on the calculation of the value of the Basket, please see the section “Description of the Notes—Basket Market Measures” beginning on page PS-35 of product supplement EQUITY STR-1.
On the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)	Component Ratio(2)	Initial Basket Value Contribution
State Street® SPDR® S&P® Regional Banking ETF	KRE	33.34%	$69.95	0.47662616	33.34
VanEck® Semiconductor ETF	SMH	33.33%	$540.10	0.06171079	33.33
State Street® Consumer Discretionary Select Sector SPDR® ETF	XLY	33.33%	$119.88	0.27802803	33.33
				Starting Value	100.00
(1)	These were the Closing Market Prices of the Basket Components on the pricing date.
(2)
Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100.00, and then divided by the Closing Market Price of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agents will calculate the value of the Basket on each Observation Date by summing the products of (a) the Closing Market Price for each Basket Component on such day (multiplied by its Price Multiplier on such day) and (b) the Component Ratio applicable to such Basket Component. The Price Multiplier for each Basket Component will initially be 1, and is subject to adjustment as described in product supplement EQUITY STR-1. If (i) a Market Disruption Event occurs as to any Basket Component on any scheduled Observation Date or (ii) the scheduled Observation Date is determined by the calculation agents not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise, the Closing Market Price of that Basket Component will be determined as more fully described in the section “Description of the Notes— Basket Market Measures—Observation Level and Ending Value of the Basket” beginning on page PS-37 of product supplement EQUITY STR-1.

Autocallable Strategic Accelerated Redemption Securities®	TS-10

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2016 through May 7, 2026.  The graph is based upon actual daily historical prices of the Basket Components, hypothetical Component Ratios based on the Closing Market Prices of the Basket Components as of December 31, 2015, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.
Hypothetical Historical Performance of the Basket

Autocallable Strategic Accelerated Redemption Securities®	TS-11

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The Basket Components
All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by SSGA Funds Management (“SSGA”), the advisor to each Basket Component. SSGA has no obligation to continue to publish, and may discontinue or suspend the publication of the applicable Basket Component at any time. The consequences of any discontinuance of a Basket Component are discussed in the section entitled “Description of the Notes— Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-31 of product supplement EQUITY STR-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor Basket Component.
The State Street® SPDR® S&P® Regional Banking ETF
The shares of the KRE are issued by SPDR® Series Trust, a registered investment company. The shares of the KRE seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Regional Banks Select Industry Index, its Underlying Index. The Underlying Index represents the regional banks industry portion of the S&P® Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The KRE is composed of companies that are regional banks.
The KRE trades on the NYSE Arca under the ticker symbol “KRE”.
Investment Objective and Strategy
SSGA uses a sampling strategy to manage the KRE, an indexing investment strategy, which means that the KRE is not required to purchase all of the securities represented in the Underlying Index. Instead, the KRE may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The KRE may or may not hold all of the securities that are included in the Underlying Index.
Under normal market conditions, the KRE generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Underlying Index. In addition, in seeking to track the Underlying Index, the KRE may invest in equity securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA). In seeking to track the Underlying Index, the KRE’s assets will generally be concentrated in an industry or group of industries to the extent that the Underlying Index concentrates in a particular industry or group of industries. Futures contracts may be used by the KRE in seeking performance that corresponds to the Underlying Index and in managing cash flows.
The S&P Regional Banks Select Industry Index
The Underlying Index is a modified equal-weighted index that is designed to measure the performance of the regional banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE MKT, the Nasdaq Global Select Market, and the Nasdaq Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the regional banks industry portion of the S&P TMI.
The KRE tracks the performance of the total return version of the Underlying Index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the Underlying Index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the KRE tracks the performance of the total return version of the Underlying Index, the return on your notes will not reflect any dividends paid on the KRE shares, on the securities purchased by the KRE or on the securities that comprise the Underlying Index.
Eligibility for Inclusion in the Underlying Index
To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the following combined size and liquidity criteria:
•	be a current constituent with a float-adjusted market capitalization (“FAMC”) above US $300 million and float-adjusted liquidity ratio (“FALR”) above 50%;
•	FAMC above US $500 million and FALR above 90%; or
•	FAMC above US $400 million and FALR above 150%.
All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in the order of their FAMC to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Autocallable Strategic Accelerated Redemption Securities®	TS-12

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.
Calculation of the Total Return of the Underlying Index
The KRE tracks the performance of the “total return” version of the Underlying Index. The total return calculation begins with the price return of the Underlying Index. The price return Underlying Index is calculated as the index market value divided by the divisor. In an equal-weighted index like the Underlying Index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the Underlying Index on each rebalancing date. The adjusted market capitalization for each stock in the Underlying Index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.
A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the Underlying Index calculation.
The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the Underlying Index multiplied by the float adjusted market value of such stock on such rebalancing date.
Adjustments (i.e., modifications) are also made to ensure that no stock in the Underlying Index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the Index Committee, as defined below.
The maximum basket liquidity weight for each stock in the Underlying Index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the Underlying Index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the Underlying Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the Underlying Index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the Underlying Index contains exactly 22 stocks as of the rebalancing effective date, the Underlying Index will be equally weighted without basket liquidity constraints.
If a company has more than one share class line in the S&P TMI, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the Underlying Index, it may be retained in the Underlying Index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to Underlying Index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.
The Underlying Index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The Underlying Index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the Underlying Index comparable over time and is one manipulation point for adjustments to the Underlying Index, which we refer to as maintenance of the Underlying Index.
Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the Underlying Index is calculated by multiplying the per share dividend by the number of shares included in the Underlying Index. Dividends are reinvested in the Underlying Index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the Underlying Index is calculated as a fraction minus 1, the numerator of which is the sum of the Underlying Index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.
Maintenance of the Index
The composition of the index is reviewed quarterly. Rebalancing occurs quarterly after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the rebalancing month are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to the regional banks sub-industry after the classification change, it is removed from the index on the next rebalancing date.

Autocallable Strategic Accelerated Redemption Securities®	TS-13

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements.
Adjustments are made to the Underlying Index in the event of certain corporate actions relating to the stocks included in the Underlying Index, such as spin-offs, rights offerings, stock splits and special dividends.
Index Committee
An index committee (the “Index Committee”) maintains the Underlying Index and consists of full-time professional members of S&P staff. At regular meetings, the Index Committee reviews pending corporate actions that may affect constituents of the Underlying Index, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the Underlying Index and any significant market events. The Index Committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.
Unexpected Exchange Closures
An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.
To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.
NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.
3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.
If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:
Market Disruption Prior to Open of Trading:
1)
If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

2)	If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.
Market Disruption Intraday:
1)
If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

Autocallable Strategic Accelerated Redemption Securities®	TS-14

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The VanEck® Semiconductor ETF
The SMH seeks to replicate, before fees and expenses, the price and yield performance of the MVIS® US Listed Semiconductor 25 Index (the “Underlying Index”). The Underlying Index is calculated by or on behalf of MV Index Solutions GmbH. The Underlying Index is intended to track the overall performance of companies involved in semiconductor production and equipment. The SMH is advised by Van Eck. The SMH commenced trading in December 2011. The SMH trades on the Nasdaq under the ticker symbol “SMH.”
The SMH normally invests at least 80% of its total assets in securities that comprise the Underlying Index. The SMH, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicates the Underlying Index. The SMH does not seek temporary defensive positions that are inconsistent with the investment objective of seeking to replicate the Underlying Index.
Information filed by the SMH with the SEC can be found by reference to its SEC file numbers: 333-123257 and 811-10325 or its CIK Code: 0001137360.
The MVIS® US Listed Semiconductor 25 Index
The Underlying Index includes U.S. listed companies that derive at least 50% (25% for current components) of their revenues from semiconductors. This includes companies engaged primarily in the production of semiconductors and semiconductor equipment. Of the largest 50 stocks in the semiconductor industry by full market capitalization, the top 25 by free-float market capitalization (i.e., includes only shares that are readily available for trading in the market) and three month average daily trading volume are included in the index.
The components of this index are reviewed on a semi-annual basis in March and September, and the index typically includes 25 components.
The index employs a “4.5%/20%/50%-Cap”. This weighting scheme is designed to ensure diversification by assigning weights to components which cannot exceed 20%, but still ensures larger sizes of larger companies. To effect this:
1. All index components are weighted by their free-float market capitalization.
2. All companies exceeding 4.5% but at least the largest 5 and at the maximum the largest 10 companies are grouped together (so called “Large-Weights”). All other companies are grouped together as well (so called “Small-Weights”).
3. The aggregated weighting of the Large-Weights is capped at 50%:
• Large-Weights: If the aggregated weighting of all companies in Large-Weight exceeds 50%, then a capping factor is calculated to reduce the weighting to 50% - at the same time, a second capping factor for the Small-Weights is calculated to increase the aggregated weight to 50%. These two factors are then applied to all companies in the Large-Weights or the Small-Weights, respectively. Then
• Large-Weights: The maximum weight for any single stock is 20% and the minimum weighting is 5%. If a stock is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight, and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Large Weights. Then
• Small-Weights: The maximum weight for any single stock is 4.5%. If a stock is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Small-Weights.
Additional information about the Underlying Index and its methodology may be found on the website of its sponsor, MVIS® Global Equity Indices. However, information on that website shall not be deemed to be included or incorporated by reference in this document.

Autocallable Strategic Accelerated Redemption Securities®	TS-15

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The State Street® Consumer Discretionary Select Sector SPDR® ETF
The shares of the XLY are issued by Select Sector SPDR® Trust, a registered investment company. The XLY seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Discretionary Select Sector Index (the “Underlying Index”). The XLY measures the performance of the consumer discretionary sector of the U.S. equity market. The XLY is composed of equity securities of companies in retail (specialty, multiline, internet and direct marketing); hotels, restaurants and leisure; textiles, apparel and luxury goods; household durables; automobiles; auto components; distributors; leisure products; and diversified consumer services. The XLY trades on the NYSE Arca under the ticker symbol “XLY.”
Investment Approach
The XLY utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Consumer Discretionary Select Sector Index. The XLY will invest substantially in all of the securities which comprise the Underlying Index. The XLY will normally invest at least 95% of its total assets in common stocks that comprise the Consumer Discretionary Select Sector Index.
Investment Objective and Strategy
The XLY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Discretionary Select Sector Index. The investment manager of the XLY uses a replication strategy to try to achieve the XLY’s investment objective, which means that the XLY generally invests in substantially all of the securities represented in the Consumer Discretionary Select Sector Index in approximately the same proportions as the Consumer Discretionary Select Sector Index. Under normal market conditions, the XLY generally invests at least 95% of its total assets in the securities comprising the Consumer Discretionary Select Sector Index. In certain situations or market conditions, the XLY may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the XLY’s investment objective and is in the best interest of the XLY. For example, if the XLY is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the Consumer Discretionary Select Sector Index that it tracks. Consequently, under such circumstances, the XLY may invest in a different mix of investments than it would under normal circumstances. The XLY will provide shareholders with at least 60 days notice prior to any material change in its investment policies. The XLY is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed underlying, which typically seeks to outperform a benchmark index.
Notwithstanding the XLY’s investment objective, the return on your Notes will not reflect any dividends paid on the XLY’s shares, on the securities purchased by the XLY or on the securities that comprise the Consumer Discretionary Select Sector Index.
The Underlying Index of the XLY is part of the Select Sector Indices. See “The Select Sector Indices” below.
The Select Sector Indices
The Consumer Discretionary Select Sector Index is part of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index (“SPX”). Each stock in the SPX is allocated to at least one Select Sector Index, and the combined companies of the eleven Select Sector Indices represent all of the companies in the SPX. The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The eleven Select Sector Indices seek to represent the eleven SPX sectors. The index compilation agent for these indices (the “Index Compilation Agent”) determines the composition of the Select Sector Indices based on S&P’s sector classification methodology. (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)
Each Select Sector Index was developed and is maintained in accordance with the following criteria:
•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the SPX.
•	The eleven Select Sector Indices together will include all of the companies represented in the SPX and each of the stocks in the SPX will be allocated to at least one of the Select Sector Indices.
•
The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index. The Index Compilation Agent assigns a company’s stock to a particular Select Sector Index based on S&P Dow Jones Indices’s sector classification methodology as set forth in its Global Industry Classification Standard.

•
Each Select Sector Index is calculated by S&P Dow Jones Indices using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index.

•
For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the second to last calculation day of March, June, September and December using the following procedures: (1) The rebalancing reference date is two business days prior to the last calculation day of each quarter; and (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding, additional weight factor (capping factor) and investable weight factors (as described in the section “Computation of the S&P 500 Index®” below) as of the rebalancing effective date, each company is weighted using the modified market capitalization methodology. Modifications are made as defined below.

Autocallable Strategic Accelerated Redemption Securities®	TS-16

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
i.
The indices are first evaluated to ensure none of the indices breach the maximum allowable limits defined in rules (ii) and (v) below. If any of the allowable limits are breached, the component stocks are reweighted based on their float-adjusted market capitalization weights.

ii.
If any component stock has a weight greater than 24%, that component stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no component stock exceeds 25% as of the quarter-end diversification requirement date.

iii.	All excess weight is equally redistributed to all uncapped component stocks within the relevant Select Sector Index.
iv.
After this redistribution, if the float-adjusted market capitalization weight of any other component stock(s) then breaches 23%, the process is repeated iteratively until no component stock breaches the 23% weight cap.

v.	The sum of the component stocks with weight greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
vi.
If the rule in step (v) is breached, all the component stocks are ranked in descending order of their float-adjusted market capitalization weights and the first component stock that causes the 50% limit to be breached has its weight reduced to 4.6%.

vii.	This excess weight is equally redistributed to all component stocks with weights below 4.6%. This process is repeated iteratively until step (v) is satisfied.
viii.
Index share amounts are assigned to each component stock to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each component stock at the rebalancing differs somewhat from these weights due to market movements.

ix.
If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure conformity with all diversification requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies S&P Dow Jones Indices that a Component Stock’s Select Sector Index assignment should be changed, S&P Dow Jones Indices will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.
Component Stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P Dow Jones Indices for additions and deletions from the SPX insofar as practicable.

Autocallable Strategic Accelerated Redemption Securities®	TS-17

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Historical Data
The following graph shows the daily historical performance of the KRE on its primary exchange in the period from January 1, 2016 through May 7, 2026. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the KRE was $69.95. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.
Historical Performance of the KRE
This historical data on the KRE is not necessarily indicative of the future performance of the KRE or what the value of the notes may be. Any historical upward or downward trend in the price per share of the KRE during any period set forth above is not an indication that the price per share of the KRE is more or less likely to increase or decrease at any time over the term of the notes.
You should consult publicly available sources for the prices and trading patterns of the KRE.

Autocallable Strategic Accelerated Redemption Securities®	TS-18

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The following graph shows the daily historical performance of the SMH on its primary exchange in the period from January 1, 2016 through May 7, 2026. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the SMH was $540.10. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.
Historical Performance of the SMH
This historical data on the SMH is not necessarily indicative of the future performance of the SMH or what the value of the notes may be. Any historical upward or downward trend in the price per share of the SMH during any period set forth above is not an indication that the price per share of the SMH is more or less likely to increase or decrease at any time over the term of the notes.
You should consult publicly available sources for the prices and trading patterns of the SMH.

Autocallable Strategic Accelerated Redemption Securities®	TS-19

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
The following graph shows the daily historical performance of the XLY on its primary exchange in the period from January 1, 2016 through May 7, 2026. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the XLY was $119.88. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.
Historical Performance of the XLY
This historical data on the XLY is not necessarily indicative of the future performance of the XLY or what the value of the notes may be. Any historical upward or downward trend in the price per share of the XLY during any period set forth above is not an indication that the price per share of the XLY is more or less likely to increase or decrease at any time over the term of the notes.
You should consult publicly available sources for the prices and trading patterns of the XLY.

Autocallable Strategic Accelerated Redemption Securities®	TS-20

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Supplement to the Plan of Distribution (Conflicts of Interest)
Under our distribution agreement, we have appointed TDS, an affiliate of TD, and BofAS as agents for the sale of the notes. TDS will purchase the notes from us, and BofAS will purchase the notes from TDS, each at the public offering price less the indicated underwriting discount indicated on the cover hereof MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount indicated on the cover of this term sheet. BofAS and MLPF&S will offer the notes at the public offering price set forth on the cover page hereof. We or one of our affiliates will also pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will have an adverse effect on the economic terms of the notes. An affiliate of each of TD and BofAS has an ownership interest in LFT Securities, LLC. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the notes.
We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S, BofAS or our or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’ and BofAS’ (or such other entity’s) trading commissions and mark-ups or mark-downs. MLPF&S and BofAS (or such other entity) may act as principal or agent in these market-making transactions, but is not obligated to engage in any such transactions. At MLPF&S’ and BofAS’ discretion, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed TD’s initial estimated value of the notes for a short, undetermined initial period after the issuance of the notes. Notwithstanding the foregoing, any price offered by us, MLPF&S, BofAS or our or their affiliates for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our or their respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our or their respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
BofAS has informed us that, as of the date hereof, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’ estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than our initial estimated value of the notes.
TDS is an affiliate of TD and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Additionally, TD will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, this offering of the notes will be conducted in compliance with the provisions of FINRA Rule 5121 and TDS is not permitted to sell the notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding TD or for any purpose other than that described in the immediately preceding sentence.

Autocallable Strategic Accelerated Redemption Securities®	TS-21

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Structuring the Notes
The notes are our senior unsecured debt securities, Series H, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. Our internal funding rate generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the notes to be more favorable to you. Therefore, due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
Payment on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS, MLPF&S or one of their affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MLPF&S, BofAS and one or more of our or their affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms and initial estimated value of the notes depend, in part, on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors - Conflict-Related Risks” herein and “Use of Proceeds and Hedging” on page PS-23 of product supplement EQUITY STR-1.

Autocallable Strategic Accelerated Redemption Securities®	TS-22

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Supplemental Discussion of U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” beginning on page PS-42 of product supplement EQUITY STR-1 and to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the notes, and the following discussion is not binding on the IRS. Except as discussed under the heading “Non-U.S. Holders”, this discussion is applicable only to a U.S. holder that acquires notes upon initial issuance and holds its notes as a capital asset for U.S. federal income tax purposes.
U.S. Tax Treatment. Pursuant to the terms of the notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your notes as prepaid derivative contracts with respect to the Basket. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above characterization. If your notes are so treated, upon the taxable disposition (including cash settlement) of a note, you generally should recognize gain or loss in an amount equal to the difference between the amount realized on such taxable disposition and your tax basis in the note. Your tax basis in a note generally should equal your cost for the note. Subject to the discussion below regarding Section 1260 of the Code, such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.
However, it is possible that the IRS could assert that your holding period in respect of your notes should end on the date on which the amount you are entitled to receive upon maturity or automatic call of your notes is determined, even though you will not receive any amounts from TD in respect of your notes prior to the maturity or automatic call of your notes. In such case, you may be treated as having a holding period in respect of your notes prior to the maturity or automatic call of your notes, and such holding period may be treated as less than one year even if you receive cash upon the maturity or automatic call of your notes at a time that is more than one year after the beginning of your holding period.
Although uncertain, it is possible that the Call Premium, or proceeds received from the taxable disposition of your notes prior to the Call Settlement Date that could be attributed to the expected Call Premium, could be treated as ordinary income. You should consult your tax advisor regarding this risk.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument or pursuant to some other characterization (including possible treatment as a “constructive ownership transaction” under Section 1260 of the Code), such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above, as described further under “Material U.S. Federal Income Tax Consequences — Alternative Treatments” on page PS-45 of product supplement EQUITY STR-1.
Section 1260. Because the issuer of any Basket Component would be treated as a “pass-thru entity” for purposes of Section 1260 of the Code, it is possible that an investment in the notes could be treated as a “constructive ownership transaction” within the meaning of Section 1260 of the Code. If the notes were treated as a constructive ownership transaction certain adverse U.S. federal income tax consequences could apply (i.e., all or a portion of any long-term capital gain that you recognize upon the taxable disposition of your notes could be recharacterized as ordinary income and you could be subject to an interest charge on deferred tax liability with respect to such recharacterized gain). We urge you to read the discussion concerning the possible treatment of the notes as a constructive ownership transaction under “Material U.S. Federal Income Tax Consequences – Section 1260” of product supplement EQUITY STR-1.
Except to the extent otherwise required by law, TD intends to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above and under “Material U.S. Federal Income Tax Consequences” of the product supplement EQUITY STR-1, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.
Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. According to the Notice, the IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code (discussed above) should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-23

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.
Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 897 of the Code and Section 871(m) of the Code, and FATCA, each as discussed below, you should generally not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status, including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, discussed herein, gain realized from the taxable disposition of a note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Section 897. We will not attempt to ascertain whether the issuer of any Basket Component would be treated as a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity and/or the notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain realized by a non-U.S. holder in respect of the notes upon a taxable disposition (including cash settlement) of the notes to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and/or the notes as USRPI.
Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2027.
Based on our determination that the notes are not “delta-one” with respect to the Market Measure or any Basket Component, our special U.S. tax counsel is of the opinion that the notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made when the terms of the notes are set. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after the date the terms are set, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Market Measure, any Basket Component or your notes, and following such occurrence your notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of Market Measure, any Basket Component or the notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Market Measure, any Basket Component or the notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its notes in the context of its other transactions.
Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Autocallable Strategic Accelerated Redemption Securities®	TS-24

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends or other fixed or determinable annual or periodical gain, profits and income, and the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.
Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes.
Furthermore, in 2013 the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect securities that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Autocallable Strategic Accelerated Redemption Securities®	TS-25

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Supplemental Discussion of Canadian Tax Consequences
The following section supersedes and replaces in its entirety the section of the product supplement under “Supplemental Discussion of Canadian Tax Consequences” and the section “Tax Consequences — Canadian Taxation” in the prospectus.
In the opinion of Osler, Hoskin & Harcourt LLP, special Canadian tax counsel to TD, the following is, as of the date hereof, a summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and Income Tax Regulations issued thereunder (the “Canadian Tax Regulations”) generally applicable to a holder who acquires beneficial ownership of a note pursuant to this term sheet, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with TD and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the note, (ii) is entitled to receive all payments (including any interest and principal) made on the note as beneficial owner, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” of the issuer for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) is not an entity in respect of which TD is a “specified entity” for purposes of the rules regarding “hybrid mismatch arrangements” (both as defined in the Canadian Tax Act), (v) holds the note as capital property, (vi) does not use or hold and is not deemed to use or hold the note in or in the course of carrying on a business in Canada and (vii) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).
This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in the notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or non-Canadian tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.
This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Canadian Tax Act. On January 29, 2026, the Department of Finance Canada released for consultation proposed amendments (the “January 29th Tax Proposals”) that would amend paragraph 18.4(3)(b) of the Canadian Tax Act and introduce other consequential amendments. This summary further assumes that the January 29th Tax Proposals will not apply to amounts payable to a holder in respect of a note. However, there can be no assurance in this regard. Investors should note that the January 29th Tax Proposals are highly complex, and there remains significant uncertainty as to their interpretation and application.
The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the notes described in this term sheet. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of notes having regard to their own particular circumstances.
Based in part on the published administrative position of the CRA, any amount in excess of the principal amount of a note paid or credited or deemed for purposes of the Canadian Tax Act to be paid or credited to a Non-resident Holder on the note should not be subject to Canadian non-resident withholding tax. Should payments with respect to the notes become subject to such withholding tax, TD will withhold tax at the applicable statutory rate and will not make payments of any additional amounts.
Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of a note.

Autocallable Strategic Accelerated Redemption Securities®	TS-26

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due May 21, 2027
Validity of the Notes
In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special products counsel to TD, when the notes offered by this term sheet have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP filed as Exhibit 5.3 to the registration statement on Form F-3 filed by TD on December 20, 2024.
In the opinion of McCarthy Tétrault LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action on the part of TD, and when this term sheet has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated December 20, 2024, which has been filed as Exhibit 5.2 to the Registration Statement on Form F-3 filed by TD on December 20, 2024.
Where You Can Find More Information
We have filed a registration statement (including a product supplement and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.
“Strategic Accelerated Redemption Securities®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Autocallable Strategic Accelerated Redemption Securities®	TS-27